Exhibit 1

EMBRAER ANNOUNCES SECOND QUARTER 2006 RESULTS IN US GAAP

BOVESPA: EMBR3 NYSE: ERJ www.embraer.com Investor Relations Anna Cecilia Bettencourt Andrea Bottcher Carlos Eduardo Camargo Paulo Ferreira Tel: (55 12) 3927 4404 investor.relations@embraer.com.br

The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended June 30, 2006, March 31, 2006 and June 30, 2005 are derived from our unaudited financial statements. In order to better understand the Company’s operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, August 11, 2006 - Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 110 seats, recorded in the second quarter of 2006 net sales of US$1,020.9 million and net income of US$139.1 million, equivalent to diluted earnings per ADS of US$0.75. The firm order backlog as of June 30, 2006 totaled US$10.2 billion.

During the second quarter of 2006, Embraer concluded its capital restructuring, considered to be one of the most important events since the Company was privatized in 1994. Embraer believes that the restructuring provides the foundation for its growth sustainability and enhances its ability to finance expansion programs through the capital markets. In addition, the new capital structure strengthens management relationship with shareholders and is based on the adoption of the highest level of corporate governance standards. Therefore, as of June 5, 2006 Embraer common shares started trading on the Novo Mercado segment of the BOVESPA under the ticker symbol “EMBR3,” and its ADRs started trading on the NYSE under the symbol “ERJ,” with each ADR of the Company representing four common shares.

Other highlights of the second quarter of 2006 include the expansion of our executive aviation product portfolio with the launch of the ultra-large business jet Lineage 1000, the sale of 50 Phenom 100 very light jets to JetBird, and the certification of the EMBRAER 195, the largest commercial airliner ever built by Embraer.

Our firm order backlog remained stable at US$10.2 billion at June 30, 2006, including US$1.25 billion firm orders for the executive aviation business. In addition, firm orders for the recently launched Phenom 100 and Phenom 300 reached more than 235 units at the end of the quarter, a strong indicator of the market acceptance of our new business jets, and the EMBRAER 170/190 order book totaled 455 firm orders and 442 options.

A total of 36 aircraft were delivered during the second quarter of 2006, contributing to a net revenue of US$1,020.9 million, compared to 30 deliveries and a net revenue of US$812.4 million in the same period last year. Nevertheless, the learning curve of the EMBRAER 190 and EMBRAER 195 and the appreciation of the real continue to impact our gross margin, which totaled 28.2% at the end of the second quarter of 2006, compared to 31.4% in the same period last year.

Despite the appreciation of the real against the U.S. dollar, income from operations reached US$134.9 million, representing a 36.4% increase compared to income from operations for the same period last year. This increase is mainly due to the recognition of US$57.0 million in research and development revenue related to an agreement reached between Embraer and Kawasaki Heavy Industries Ltd. (KHI), in which Embraer will start assembling the EMBRAER 190 and EMBRAER 195 wings in order to meet the growing demand for these types of aircraft.

Higher operating results led to an increase in net income and net margin, which totaled a record US$139.1 million and 13.6% in 2Q06 compared to US$83.0 million and 10.2% in 2Q05, respectively.

It is important to note that during 2Q06 net cash[1] increased by US$224.4 million to US$526.9 million, a strong indicator of the Company’s high level of liquidity.

[1] Net cash = Cash and cash equivalents + Temporary cash investments - Loans

2ND QUARTER 2006 HIGHLIGHTS

•	Income from operations totaled US$134.9 million in 2Q06, 36.4% higher than in the same period last year.

•	Net income reached a record US$139.1 million in 2Q06 compared to US$83.0 million in the same period last year

•

A total of 36 jets were delivered during 2Q06, including 30 jets from the commercial aviation segment, five Legacy 600 jets from the executive aviation segment, and one EMBRAER 190 from the defense and government segment.

•

On June 5, 2006, Embraer common shares started to be listed on the Novo Mercado segment of the BOVESPA under the ticker symbol “EMBR3,” and its ADRs started to be traded on the NYSE under the symbol “ERJ,” with each ADR of the Company representing four common shares.

•

To better prepare for the expected production increase of the EMBRAER 190 and EMBRAER 195 aircraft, Embraer announced in June 2006, the execution of an agreement with Kawasaki Heavy Industries Ltd. under which Embraer will begin assembling the wings of these aircraft.

•	In June 2006, Embraer performed the first metal cut for the Phenom 100 program.

•	The EMBRAER 195 airliner, the largest of the EMBRAER 170/190 family, received in June 2006 type certification from the National Civil Aviation Agency (ANAC), the Brazilian certification authority.

•	In May 2006, Embraer announced that Geneva-based JetBird acquired 50 Phenom 100 jets and placed an option for an additional 50 aircraft.

•	Also in May 2006 Embraer introduced the Lineage 1000, an ultra-large business jet based on the EMBRAER 190 commercial jet platform.

•	In April 2006, Embraer opened a new 78,000 square-foot (7,250 square-meter) hangar at its aircraft maintenance, repair and overhaul facility in Nashville, Tennessee.

•	Copa Airlines exercised three options for the EMBRAER 190 in April 2006, increasing the to 15 the number of firm E-Jets in its orderbook.

INCOME STATEMENT HIGHLIGHTS

The following table presents items of Embraer’s consolidated income statement for the three months ended June 30, 2005 and 2006 (2Q05 and 2Q06) and for the three months ended March 31, 2006 (1Q06).

(Unaudited)

Income Statement	1Q06	2Q05	2Q06

In US$ million, except% and earnings per ADS
Net Sales	808.3	812.4	1,020.9
Gross Profit	231.9	255.3	288.3
Gross Margin	28.7%	31.4%	28.2%
Selling, general administrative, other expenses	(145.7)	(119.9)	(152.9)
Research and development	(49.7)	(26.1)	12.9
Employee profit sharing	—	(10.4)	(13.4)
Income from operations	36.5	98.9	134.9
Operating margin	4.5%	12.2%	13.2%
Net financial income (expenses)	32.0	(1.1)	26.9
Foreign exchange gain (loss), net	1.3	(1.0)	(4.2)
Other non-operating income (expense), net	3.6	(1.4)	10.3
Income before income taxes	73.4	95.4	167.9
Income tax expense	(8.0)	(14.0)	(25.7)
Minority interest	(0.1)	1.6	(3.1)
Net income	65.3	83.0	139.1
Net margin	8.1%	10.2%	13.6%
Earnings per ADS - basic	0.3730	0.4758	0.7532
Earnings per ADS - diluted	0.3713	0.4733	0.7500

Net Sales and Cost of Sales & Services

A total of 36 jets were delivered during 2Q06, including 30 jets from the commercial aviation segment, five Legacy 600 jets from the executive aviation segment, and one EMBRAER 190 from the defense and government segment.

Aircraft delivered by segment *	1Q06	2Q05	2Q06

Commercial Aviation	21	25	30
ERJ 145	4	15	5
EMBRAER 170	8(1)	10	9(1)
EMBRAER 175	1	—	4
EMBRAER 190	8	—	12
Defense and Government Market	2	2	1
EMBRAER 170	2	—	—
EMBRAER 190	—	—	1
EMB145	—	1	—
Legacy 600	—	1	—
Executive Jet Market	4	3	5
Legacy 600**	4	3	5	**
Total	27	30	36

*	Deliveries identified by parentheses were aircraft delivered under operating leases.
**	One Legacy 600 was a demonstration aircraft (fixed asset) and therefore it was recorded as non-operating

As a result of a larger number of aircraft delivered and a product mix of higher value, Embraer’s net revenue during 2Q06 reached US$1,020.9 million, representing an increase of 25.6% over the same period in 2005.

Most of the increase in net revenue is related to the commercial aviation segment, which totaled US$739.9 million and represented 72.5% of total revenues in 2Q06, compared to 66.2% in 2Q05.

As a result of a higher number of Legacy 600 jets delivered, net revenue for the executive aviation segment reached US$89.7 million in 2Q06, compared to US$59.7 million in the same period in 2005.

Net revenue for the defense and government segment in 2Q06 totaled US$60.2 million compared to US$116.3 million in the same period in 2005. This decrease is mostly due to a lower number of aircraft delivered and lower revenue recognized from programs subject to the percentage of completion method of revenue recognition.

Revenues of the customer services and others segment increased 32.9%, mostly due to an increase of revenues from spare parts sales and services provided.

	(Unaudited)

Net sales by segment	1Q06		2Q05		2Q06

	US$M	%	US$M	%	US$M	%

Commercial Aviation	504.2	62.4	537.8	66.2	739.9	72.5
Defense and Government	78.5	9.7	116.3	14.3	60.2	5.9
Executive Aviation	86.1	10.7	59.7	7.3	89.7	8.8
Customer Services and Others	139.5	17.3	98.6	12.1	131.1	12.8

Total	808.3	100.0	812.4	100.0	1,020.9	100.0

Despite the increase in net revenues, the decrease in gross margin in 2Q06 compared to 2Q05 is related to the E-Jets learning curve and the 11.7% average appreciation of the real against the U.S. dollar during the period.

Operating Expenses & Income from Operations

During 2Q06, operating expenses totaled US$153.4 million, compared to US$156.4 million in the same period in 2005, mostly due to the recognition of the Kawasaki agreement, which offset the increase in selling expenses.

Selling expenses increased from US$70.8 million in 2Q05 to US$115.3 million in 2Q06. This is a result of a higher number of aircraft delivered, and the implementation of a dedicated sales force and a marketing strategy to promote the Phenom 100 and Phenom 300, which will begin to recognize revenues starting in mid-2008 with the first deliveries of the Phenom 100.

This increase in selling expenses was offset by approximately US$57.0 million of research and development (R&D) revenue, which is related to an agreement reached between Embraer and Kawasaki Heavy Industries Ltd. (KHI) during 2Q06, pursuant to which Embraer will start to assemble the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet the growing demand for these types of aircraft

In addition to the KHI agreement described above, Embraer invested US$50.5 million in R&D during 2Q06, mainly in the development of its new executive jets and the E-jets family, which was partially offset by US$6.4 million related to contributions from other risk sharing partners. As a result, net research and development revenue totaled US$12.9 million in 2Q06, compared to an expense of US$26.1 million in the same period in 2005.

Employee profit sharing is tied to the Company’s action plan achievements and to distribution of interest on shareholders equity, or dividends to Embraer’s shareholders. The US$13.4 million accrued in 2Q06 was based on the US$51.9 million payment of interest on shareholders’ equity distributed during the quarter.

As a result of higher revenues and lower operating expenses, the Company’s operating margin in 2Q06 was 13.2% compared to 12.2% in the same period in 2005.

Net Income

Higher average net cash available during the 2Q06 contributed to an increase in net interest income, which totaled US$26.9 million in 2Q06, compared to a net expense of US$1.1 million in the same period in 2005.

Foreign exchange gain (loss) is measured by variations of monetary assets and liabilities denominated in other currencies that are converted into U.S. dollars at the end of each period. Foreign exchange loss totaled US$4.2 million in 2Q06, compared to US$1.0 million in 2Q05.

Other non operating income for 2Q06 totaled US$10.3 million compared to an expense of US$1.4 million in 2Q05. The income is related to the delivery of one Legacy 600 demonstration aircraft, previously recorded as fixed assets.

Income taxes for 2Q06 totaled US$25.7 million and represented an effective tax rate in US GAAP of 15.3%. Brazil’s statutory tax rate is 34%. The difference between statutory and effective tax rate is attributed to the recognition of interest on shareholder’s equity of R$114.4 million (US$51.9 million) during 2Q06, which is tax-deductible in Brazil, and to the appreciation of the real during the period.

Net income in 2Q06 was US$139.1 million, representing a net margin of 13.6%, compared to net income of US$83.0 million and a net margin of 10.2% in 2Q05.

BALANCE SHEET HIGHLIGHTS

As of June 30, 2006, Embraer’s cash and cash equivalents and temporary cash investments were US$2,055.5 million. On the same date, short and long term loans (excluding non recourse debt and recourse debt) totaled US$1,528.6 million. Therefore, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$526.9 million.

Balance Sheet Data (in US$ million)	(Unaudited)

	1Q06	2Q05	2Q06

Cash and cash equivalents	627.2	1,048.2	814.9
Temporary cash investments	1,066.8	127.1	1,240.6
Trade accounts receivable	482.1	904.8	471.8
Inventories	1,647.9	1,736.3	1,638.8
Fixed assets	384.7	393.1	391.2
Trade accounts payable	741.0	627.2	696.8
Loans	1,391.5	1,403.9	1,528.6
Shareholders’ equity	1,687.0	1,446.8	1,777.3
Net cash (debt) *	302.5	(228.6)	526.9

* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

Cash and Cash Equivalents and Temporary Cash Investments

Of the total US$2,055.5 million balance in cash and cash equivalents and temporary cash investments, US$964.0 million is denominated in U.S. dollars and the remaining 53.1% is comprised of investments primarily in reais. Embraer’s investment strategy is to maintain sufficient cash availability to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, substantially denominated in reais.

Trade Accounts Receivable and Customer and Commercial Financing

During 2Q06, trade accounts receivable decreased by US$10.3 million to US$471.8 million. Of this total amount, US$139.6 million is related to aircraft delivered for which sales financing arrangements are under structuring processes.

Customer and commercial financing totaled US$514.9 million in 2Q06, of which US$ 174.4 million is related to certain aircraft financing structures. The remaining balance refers to our portfolio of pre-series and pre-owned aircraft, the majority of which are leased or marketed. During 2Q06, Customer and commercial financing decreased by US$41.5 million due to the conclusion of certain financing structures of EMBRAER 170 aircraft, which were originally acquired by US Airways and are currently being operated by Republic Airways.

Inventories

During 2Q06, inventories remained stable at US$1,638.8 million, compared to US$1,647.9 million in 1Q06, despite the planned production ramp-up and higher number of deliveries for the second half of the year.

Short Term and Long Term Loans

Of the total debt, 58.5% is long-term and 22.3% is effectively denominated in reais and indexed to the TJLP, at a weighted average interest rate of 9.5% per annum. The remaining US$1,188.0 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 7.2% per annum. Embraer’s average loan term is 2.1 years. The increase in short term loans is mostly due the addition of short-term pre-export credit facilities at attractive costs.

CASH FLOW HIGHLIGHTS

Cash Flow from Operating Activities

Embraer invests in certain securities held in private fixed income funds with original maturities over 90 days. These temporary cash investments are marked to market and have daily liquidity and are recorded in the Company’s cash flow from operating activities as changes in assets and liabilities.

Although the US$174.1 million increase in temporary cash investments during 2Q06 contributed to a decrease in the cash flows from operating activities, these investments contributed to an increase of the cash availability of the Company.

Capital Expenditures

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$33.7 million during 2Q06.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Today Embraer also reported its 2Q06 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation, are the basis for calculating distribution of dividends and interest on shareholders’ equity, income tax and social contribution. Below follows a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 2Q06 totaled R$2,300.0 million and gross profit was R$584.2 million, with a gross margin of 25.4%. Income from operations for the period totaled R$204.2 million, with an operating margin of 8.9%. Income before taxes was R$182.3 million. Income tax and social contribution totaled R$19.8 million, representing an effective tax rate of 10.9%. Net income for the period totaled R$155.8 million, 6.8% of net revenues.

COMMERCIAL AVIATION, EXECUTIVE AVIATION, AND DEFENSE AND GOVERNMENT SEGMENTS

Commercial Aviation

During the second quarter of 2006, Copa Airlines exercised three options for the EMBRAER 190, increasing the number of firm E-Jets in its orderbook to 15, two of which have already been delivered. Copa Airlines also has options to purchase an additional 15 EMBRAER 190 aircraft. Delivery of the three new aircraft is scheduled for 2007 and 2008.

In June 2006, the EMBRAER 195 airliner, the largest of the EMBRAER 170/190 family, received type certification from the National Civil Aviation Agency (ANAC), the Brazilian certification authority. The first EMBRAER 195 is expected to be delivered in August to low-cost airline Flybe of the U.K., which ordered 14  EMBRAER 195 aircraft.

Executive Aviation

During the second quarter of 2006, Embraer introduced the Lineage 1000, an ultra-large business jet based on the EMBRAER 190 commercial jet platform. The aircraft is the fourth in Embraer’s growing business jet portfolio and is expected to enter service in mid-2008.

In May 2006, Embraer announced that Geneva-based JetBird acquired 50 Phenom 100 jets and placed an option for an additional 50 aircraft.  The value of the contract is in the order of US$140 million at list price in January 2005 economic conditions, with a potential of reaching approximately US$280 million if all options to purchase Phenom 100 jets are exercised. The Phenom 100 is expected to enter service in mid-2008 and JetBird is scheduled to take delivery of its first aircraft in April 2009. The Phenom program is progressing on schedule and the first metal cut of the Phenom 100 was performed in June 2006.

Also in May 2006, Embraer announced the sale of two more Legacy 600 aircraft to a customer in the Middle East, bringing the total amount of executive jets operating in the region to seven.

As of June 30, 2006, a total of 76 Legacy 600 jets were delivered to 18 countries and the firm order backlog for the Phenom 100 and Phenom 300 reached more than 235 aircraft.

Defense and Government

Modernization of the 46 F-5BR fighters for the Brazilian Air Force is progressing as scheduled, and as of June 30, 2006 seven aircraft had been delivered. The upgraded F-5 BRs will have new technology, contributing to better operational performance.  Also on schedule is the contract for a total of 99 Super Tucano’s to the Brazilian Air Force, of which 37 had been delivered as of June 30, 2006. In addition, during 2Q06, one EMBRAER 190 aircraft was delivered to TAME, an Ecuadorian state owned airline.

Customer Services

In April 2006, Embraer opened a new 78,000 square-foot (7,250 square-meter) hangar at Nashville International Airport (BNA) in Tennessee. Growth of its subsidiary Embraer Aircraft Maintenance Services, Inc. is expected to result in 165 new jobs in Nashville and is expected to meet the rising demand for a full-service aircraft maintenance, repair and overhaul facility, particularly for the growing EMBRAER 170/190 family fleet in North America.

Backlog & Delivery Forecast

On June 30, 2006, Embraer presented the following firm order backlog:

Model	Firm Orders	Options	Deliveries	Firm Order Backlog

ERJ 135	108	2	108	—
ERJ 140	74	—	74	—
ERJ 145	682	157	676	6
EMBRAER 170	144	116	111	33
EMBRAER 175	22	—	19	3
EMBRAER 190	253	286	33	220
EMBRAER 195	36	40	—	36

Total	1319	601	1,021	298

*Includes aircraft from the Defense and Government Market (Satena and TAME)

Out of the 145 aircraft deliveries forecast in 2006, Embraer delivered 63 aircraft in the first half of 2006.

Embraer maintains its delivery forecast of 145 aircraft in 2006 and 150 aircraft in 2007.

As of June 30, 2006, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments  totaled US$ 10.2 billion.

INVESTOR RELATIONS

On June 5, 2006, the preferred shares of former Embraer ceased to be traded, as a result of the exchange of each preferred and common share of  former Embraer for one common share of the restructured Embraer.  Therefore, as of June 5, 2006, the common shares of the Company started to be traded on the Novo Mercado segment of the BOVESPA under the ticker symbol “EMBR3,” and its ADRs started to be traded on the NYSE under the symbol “ERJ,” with each ADR of the Company representing four common shares.

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$36.47 at the end of June 2006, representing a 1.0% decrease in value during the second quarter.

The Company’s common shares traded on the Bolsa de Valores de São Paulo (BOVESPA) closed at R$19.75 at the end of June 2006, representing a increase of 1.2% during the second quarter of 2006. The Company’s preferred shares traded on the Bovespa closed at R$19.70 on June 2, 2006, representing a decrease of 2.6% since April 1, 2006. The Bovespa index decreased in value by 3.5 % during the second quarter of 2006.

The average daily trading volume for the ADSs during the second quarter of 2006 was US$28.3 million.

RECENT EVENTS

EMBRAER’S BOARD OF DIRECTORS APPOINTS MAURÍCIO BOTELHO’S SUCCESSOR

Embraer announced on August 4, 2006, that its Board of Directors appointed Frederico Fleury Curado to succeed Maurício Botelho as President and CEO of Embraer, to be elected in April 2007, in accordance with a previously defined and publicly announced schedule. Maurício Botelho will remain as Chairman of Embraer’s Board of Directors, a position he has held since last March 31, 2006 with a three-year mandate up to April 2009.

EMBRAER SELLS 30 EMBRAER 175s TO REPUBLIC AIRLINES

On July 24, 2006, Embraer announced the sale of 30 firm EMBRAER 175 aircraft to Republic Airlines Inc. This brings the total number of E-Jets on order for Republic to 78 firm orders and 75 options.

These aircraft were originally options under the amended and reinstated Embraer / US Airways purchase agreement. With the consent of Embraer, US Airways has transferred to Republic its right to purchase these aircraft.  This transfer does not affect the 25 firm EMBRAER 190 aircraft and the 32 additional EMBRAER 190s, subject to reconfirmation, in US Airways’ order book.

EMBRAER ANNOUNCES EXECUTIVE JETS FIRM ORDER BACKLOG AND PRODUCTION SCHEDULE

On July 18, 2006, Embraer announced a firm order backlog of  US$1.25 billion for its executive aviation business, including more than 235 firm orders for the very light and light jets Phenom 100 and Phenom 300, respectively.  The executive aviation portfolio also includes the super mid-size business jet, Legacy 600 and the recently announced Lineage 1000 ultra-large jet.

The Legacy 600 was launched in 2000 at the Farnborough Airshow, with deliveries beginning in the following year. In 2004, 13 Legacy 600 jets were delivered; in 2005, 20 were delivered. In 2006 and 2007, 25 to 30 aircraft are expected to be delivered per year. Embraer’s market share in the super mid-size category has grown from 12% in 2004 to 13% in 2005 and is now 13.5% with 76 aircraft delivered to customers in 18 countries.

Deliveries of the Phenom 100 are expected to commence in mid-2008, totaling an expected 15-20 units by the end of the year. When deliveries of the Phenom 300 begin early in the second semester of 2009, production of the Phenom 100 and Phenom 300 is expected to reach 120-150 units combined.

Deliveries of up to two Lineage 1000 jets is anticipated for the second semester of 2008, in its first production year. In 2009, three to four Lineage 1000 jets are planned to be delivered.

EMBRAER PLACES PHENOM AND LEGACY 600 JETS WITH UNITED AVIATION IN THE MIDDLE EAST

On July 17, 2006, Embraer announced it has signed an agreement with KIPCO Group’s United Aviation for the sale of one Phenom 100, one Phenom 300 and one Legacy 600. One of the leading VIP Aircraft Charter Operations in the Middle East, United Aviation becomes the launch customer for Embraer’s Phenom in the region.

EMBRAER 195 JET GRANTED EASA CERTIFICATION

The European Aviation Safety Agency (EASA) issued the type certificate for the EMBRAER 195, the largest E-Jet of the EMBRAER 170/190 family on July 17, just two weeks after its Brazilian type certification, granted on June 30 by the National Civil Aviation Agency (ANAC). The fuel burn figures of the final configuration were three percent better than expected, reinforcing the concept of E-Jets being highly efficient aircraft.

EMBRAER E-JETS CHOSEN BY MANDARIN AIRLINES OF TAIWAN

On July 10, 2006, Embraer announced that Mandarin Airlines has chosen the EMBRAER 190 and EMBRAER 195 E-Jets for their future fleet requirements.  Mandarin signed a contract with GE Commercial Aviation Services (GECAS) to lease three EMBRAER 190s and five EMBRAER 195 aircraft.  These orders will come from the existing GECAS backlog.

CONFERENCE CALL INFORMATION

Embraer will hold a conference call to review its 2Q06 Results in US GAAP on August 14, 2006.

English (US GAAP)	Portuguese (BR GAAP)
10:00 am (NY Time)	8:00 am (NY Time)
11:00 am (SP Time)	9:00 am (SP Time)

Dial-in Numbers	Dial-in Number
(1-800) 860-2442	(+55)11-4688-6301
(1-412) 858-4600	Code: Embraer
Code: Embraer

Replay Number	Replay Number
(+55) 11 4688-6225	(+55) 11 4688-6225
Code: 909	Code: 865

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

Investor Relations
(+55 12) 3927-4404
investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s leading manufacturer of Commercial jets up to 110 seats with 36 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Commercial, Executive, and Defense and Government markets. With headquarters in São José dos Campos, state of São Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil’s leading exporting companies. As of June 30, 2006, Embraer had a total workforce of 17,538 people, and its firm order backlog totaled US$ 10.2 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance.  They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations.  The actual results can, therefore, differ substantially from those previously published as Company expectations.  Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur.  The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of March 31, 2006	As of June 30, 2006

CURRENT ASSETS
Cash and cash equivalents	627,175	814,869
Temporary cash investments	1,066,766	1,240,613
Trade accounts receivable,net	476,203	465,275
Collateralized accounts receivable	56,985	70,347
Customer and commercial financing	93,244	27,796
Inventories	1,647,924	1,638,835
Deferred income taxes	111,705	114,579
Other current assets	431,473	521,153

Total current assets	4,511,475	4,893,467

NONCURRENT ASSETS:
Trade accounts receivable,net	5,881	6,499
Collateralized accounts receivable	793,861	803,531
Customer and commercial financing	463,089	487,076
Property, plant and equipment, net	384,718	391,190
Investments	32,160	32,391
Deferred income taxes	357,041	346,115
Other noncurrent assets	351,130	372,313

Total noncurrent assets	2,387,880	2,439,115

TOTAL ASSETS	6,899,355	7,332,582

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of March 31, 2006	As of June 30, 2006

CURRENT LIABILITIES
Loans	389,464	633,639
Capital lease obligation	2,666	2,498
Non recourse and recourse debt	317,390	376,596
Trade accounts payable	737,696	693,457
Advances from customers	546,764	593,271
Other payables and accrued liabilities	401,421	388,244
Taxes and payroll charges payable	110,353	117,941
Accrued taxes on income	11,721	14,823
Deferred income taxes	45,963	49,805
Contingencies	21,652	22,635
Accrued dividends	106	47,025

Total current liabilities	2,585,196	2,939,934

LONG-TERM LIABILITIES
Loans and financing	1,001,995	895,001
Capital lease obligation	2,494	2,155
Non recourse and recourse debt	482,169	471,543
Trade accounts payable	3,316	3,268
Advances from customers	87,800	130,865
Contribution from suppliers	93,441	140,095
Taxes and payroll charges payable	564,108	574,483
Other payables and accrued liabilities	116,685	114,453
Deferred income taxes	187,718	193,653
Contingencies	37,171	38,413

Total long-term liabilities	2,576,897	2,563,929

MINORITY INTEREST	50,259	51,374

SHAREHOLDERS’ EQUITY:	1,687,003	1,777,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,899,355	7,332,582

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except per share data

	Three Months Ended		Six Months Ended

	(Unaudited) June 30, 2005	(Unaudited) June 30, 2006	(Unaudited) June 30, 2005	(Unaudited) June 30, 2006

Net sales	812,427	1,020,971	1,575,717	1,829,247

Cost of sales and services	(557,133)	(732,642)	(1,052,423)	(1,309,000)

Gross profit	255,294	288,329	523,294	520,247

Operating expenses
Selling expenses	(70,836)	(115,280)	(124,634)	(193,587)
Research and development	(26,119)	12,889	(56,487)	(36,840)
General and administrative	(47,427)	(45,185)	(89,582)	(96,221)
Employee profit sharing	(10,378)	(13,362)	(22,366)	(13,362)
Other operating expense, net	(1,680)	7,500	(6,867)	(8,886)

Income from operations	98,854	134,891	223,358	171,351

Net financial income(expense)	(1,073)	26,872	(8,177)	58,895
Foreign exchange gain (loss) ,net	(1,044)	(4,173)	1,844	(2,886)
Other non-operating income (expense), net	(1,382)	10,273	(1,406)	13,848

Income before income taxes	95,355	167,863	215,619	241,208

Income tax expense	(14,025)	(25,690)	(36,478)	(33,724)

Income before minority interest	81,330	142,173	179,141	207,484

Minority interest	1,613	(3,077)	307	(3,129)

Net income	82,943	139,096	179,448	204,355

Earnings per share
Basic
Common	0.1081	0.1883	0.2336	0.2766
Preferred	0.1189		0.2570
Diluted
Common	0.1076	0.1875	0.2324	0.2755
Preferred	0.1183		0.2557
Weighted average shares (thousands of shares)
Basic
Common	242,544	738,697	242,544	738,697
Preferred	476,878		477,746
Diluted
Common	242,544	741,862	242,544	741,862
Preferred	480,445		481,313

Earnings per share - ADS basic (US$)	0.4758	0.7532	1.0280	1.1066

Earnings per share - ADS diluted (US$)	0.4733	0.7500	1.0228	1.1018

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 In thousands of U.S.dollars except per share data

	Three months ended on June 30,		Six months ended on June 30,

	2005	2006	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	82,943	139,097	179,448	204,355
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	18,262	16,205	35,453	41,363
Provision for contingencies	—	—	—	1,271
Allowance for doubtful accounts	724	1,537	1,830	5,079
Provision for inventory obsolescence	2,841	9,677	7,917	9,908
Deferred income taxes	1,837	17,829	(1,265)	19,040
Exchange loss, net	1,044	4,173	(1,844)	2,886
Loss (gain) on permanent assets disposals	(93)	(6,538)	(140)	(6,731)
Accrued interest in excess of interest paid (paid in excess of accrued)	(1,581)	(4,807)	562	1,168
Minority interests	(1,613)	3,077	(307)	3,129
Other	(1,227)	295	653	(232)

Changes in assets and liabilities:	(89,616)	(169,013)	(138,614)	(787,366)

Net cash provided by (used in) operating activities	13,521	11,293	83,693	(507,091)

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(16,325)	(33,687)	(29,985)	(52,805)
Net cash used in investing activities	(17,022)	—	(17,173)	—
Sales of property, plant and equipment	131	18,779	214	19,120

Net cash provided by (used in) investing activities	(33,216)	(14,908)	(46,944)	(33,685)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(152,262)	(218,439)	(673,944)	(519,698)
Proceeds from borrowings	520,550	415,377	747,966	528,360
Proceeds from issuance of shares	3,252	1,434	5,297	423
Dividends and/or Interest on capital paid	(39,960)	(4,950)	(99,401)	(47,655)
Payments on capital lease obligations	(851)	(1,701)	(1,130)	(1,701)

Net cash provided by (used in) financing activities	330,729	191,721	(21,212)	(40,271)

Effect of exchange rate changes on cash and cash equivalents	69,673	(412)	68,890	56,757

Net increase (decrease) in cash and cash equivalents	380,707	187,694	84,427	(524,290)

Cash and cash equivalents, at beginning of period	667,538	627,175	963,818	1,339,159

Cash and cash equivalents, at end of period	1,048,245	814,869	1,048,245	814,869

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